UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HERON LAKE BIOENERGY, LLC

(Name of Issuer)

Class A and Class B units

(Title of Class of Securities)

None

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Thomas A. Jensen, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: None

1	Name of Reporting Persons Roland J. (Ron) Fagen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,005,949

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,005,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,005,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.02%

14	Type of Reporting Person IN

CUSIP No.: None

1	Name of Reporting Persons Diane K. Fagen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,005,949

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,005,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,005,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.02%

14	Type of Reporting Person IN

CUSIP No.: None

1	Name of Reporting Persons Project Viking, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 25-1922419

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,005,949

	8	Shared Voting Power 0

	9	Sole Dispositive Power 16,005,949

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,005,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.02%

14	Type of Reporting Person OO (LLC)

Reference is made to the report on Schedule 13D originally filed with the Securities and Exchange Commission on October 21, 2008, Amendment No. 1 filed with the Securities and Exchange Commission on July 9, 2010 and Amendment No. 2 filed with the Securities and Exchange Commission on December 3, 2010 (“Schedule 13D”). Pursuant to this Amendment No. 3 to Schedule 13D (this “Amendment”), Item 1, Item 2, Item 3, Item 4, Item 5, and Item 7 of the Schedule 13D are hereby amended as provided below.  Except as set forth in this Amendment, the Schedule 13D is not being amended.

Item 1.

This Amendment amends the Schedule 13D relating to the Class A and Class B units (the “Units”) of Heron Lake BioEnergy, LLC, a Minnesota limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at 91246 390th Avenue, Heron Lake, Minnesota 56137-3175.

Item 2.	Identity and Background.

This Amendment is being filed by Roland J. (Ron) Fagen (“Mr. Fagen”), his wife, Diane K. Fagen (“Mrs. Fagen”), and Project Viking, LLC, a Minnesota limited liability company (each a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 21, 2008, a copy of which is attached hereto as Exhibit A.

The business address of Mr. Fagen and Mrs. Fagen is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen are citizens of the United States.  Mr. Fagen’s present principal occupation is President and CEO of Fagen, Inc., and Mrs. Fagen’s present principal occupation is Director of Human Resources of Fagen, Inc.  Fagen, Inc. is a design-build contractor specializing in renewable energy facilities, including ethanol, wind farm and biomass facilities.  The address of Fagen, Inc. is 501 West Highway 212, Granite Falls, Minnesota 56241.

The principal business of Project Viking, LLC is to hold the Units for the purposes set forth in this Amendment.  The address of the principal office of Project Viking, LLC is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen each hold 50% of the voting membership interests of Project Viking, LLC.  All executive offices and directorships of Project Viking, LLC are held by either Mr. Fagen or Mrs. Fagen.  Mr. Fagen and Mrs. Fagen are the only persons controlling Project Viking, LLC.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

No part of the purchase price for the Units deemed to be beneficially owned by the Reporting Persons was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons hereby restate the disclosures contained in Item 3 of the Schedule 13D, which are hereby incorporated by reference.  On May 19, 2011, the Issuer issued 7,000,000 Class B Units to Project Viking, LLC, at a price of $0.50 per Unit, or $3,500,000 in the aggregate, pursuant to that certain Subscription Agreement Including Investment Representations, dated May 19, 2011, between the Issuer and Project Viking, LLC attached as Exhibit F hereto and incorporated herein by reference (the “Subscription Agreement”).  The purchase was funded from the working capital of Project Viking, LLC.

No part of the purchase price for the Units deemed to be beneficially owned by the Reporting Persons was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.	Purpose of Transaction.

The Units owned by Project Viking, LLC and deemed to be beneficially owned by Mr. Fagen and Mrs. Fagen are held for investment purposes.  The purchase of the 7,000,000 Class B Units on May 19, 2010 by Project Viking, LLC was undertaken in connection with certain other transactions referenced in the Subscription Agreement.

As a result of such purchase of Class B Units pursuant to the Subscription Agreement, Project Viking, LLC will have the right to appoint four Governors to the Issuer’s Board of Governors (the “Board”) under the Member Control Agreement (as defined below), subject to certain limitations described in the Subscription Agreement.   The Issuer has agreed to submit an amendment to the Member Control Agreement for approval at its next annual or special member meeting to establish the number of Governors including appointed and elected Governors serving on the Board at nine (9), provided such amendment shall maintain a Board appointment right of one Governor for every 9% of Units held.  Notwithstanding the foregoing appointment right or any provision in the Member Control Agreement to the contrary, Project Viking, LLC will not be entitled to appoint a majority of the Governors to the 9-person Board unless Project Viking, LLC owns a majority of the Units outstanding.

In order to induce the Issuer to sell the Class B Units to Project Viking, LLC, Project Viking, LLC agreed to guarantee (or to cause its affiliates to guarantee) the repayment and performance of up to $1,000,000 of indebtedness that a lender or lenders may provide to Agrinatural Gas, LLC, the pipeline company that is constructing a natural gas pipeline which will provide natural gas to the Issuer’s ethanol facility.  In consideration of providing such financial guaranty up-front, the Issuer has agreed that the terms of the additional Unit offer to existing Unit holders as described below will require Unit holders who subscribe for additional Units to also cover their pro rata share of such financial guaranty, pursuant to the procedures and terms described in the Subscription Agreement.

Project Viking, LLC consented to and approved (and agreed to cause any Governors appointed by it to consent to and approve) the Issuer’s offer and sale of up to 16,500,000 Units to its existing Unit holders only (other than Project Viking, LLC) at a price of $0.50 per Unit, subject to certain limitations described in the Subscription Agreement.   Project Viking, LLC and the Issuer have agreed that the terms of such offer and sale of additional Units shall require Unit holders who subscribe for such Units to also cover their pro rata share of the financial guaranty described above pursuant to the procedures and terms described in the Subscription Agreement.

The foregoing summary of the Subscription Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Subscription Agreement, which is attached hereto as Exhibit F.

Except as otherwise set forth herein, as of the date of this Amendment, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

A Reporting Person may, subject to the provisions and restrictions of the Issuer’s Member Control Agreement, as amended through the date of this Amendment (the “Member Control Agreement”) and market and general economic conditions and other factors, acquire additional Units or other securities of the Issuer or sell or otherwise dispose of all or a portion of the Units or other securities of the Issuer now owned or hereafter acquired by such Reporting Person.

The Reporting Persons may also take any other action with respect to the Issuer, its Units, or its other securities in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially own the following Units.

	Aggregate Number	Percentage
Mr. Fagen	16,005,949	43.02%
Mrs. Fagen	16,005,949	43.02%
Project Viking, LLC	16,005,949	43.02%

All information as to percentage ownership of the Issuer’s Units set forth in this Amendment is as of the date hereof, based upon the 30,208,074 Class A Units reported by the Issuer to be issued and outstanding as of March 15, 2011 in its Form 10-Q filed with the Securities and Exchange Commission on March 15, 2011, plus the additional 7,000,000 Class B Units purchased by Project Viking, LLC (as described in Item 3 above) for an aggregate total of 37,208,074 Class A and Class B Units issued and outstanding.

(b)	Project Viking, LLC has the sole power to vote, direct the vote, dispose or direct the disposition of the 16,005,949 Units beneficially owned by Project Viking, LLC.

As a holder of 50% of the membership interests in Project Viking, LLC, Mr. Fagen does not have the sole power to vote, direct the vote, dispose or direct the disposition of any of the 16,005,949 Units beneficially owned by Mr. Fagen.  Mr. Fagen shares with Mrs. Fagen the power to vote, direct the vote, dispose or direct the disposition of these Units.

As a holder of 50% of the membership interests in Project Viking, LLC, Mrs. Fagen does not have the sole power to vote, direct the vote, dispose or direct the disposition of any of the 16,005,949 Units beneficially owned by Mrs. Fagen.  Mrs. Fagen shares with Mr. Fagen the power to vote, direct the vote, dispose or direct the disposition of these Units.

(c)	None, other than as described in Item 3 above.

(d)	None.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:     Joint Filing Agreement, dated as of October 21, 2008, by and among the Reporting Persons (incorporated herein by reference to Exhibit A to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit B:     Member Control Agreement of the Issuer, as amended through the date of this Amendment (incorporated herein by reference to Exhibit B to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit C:     Unit Transfer Policy of the Issuer, dated November 5, 2008 (incorporated herein by reference to Exhibit C to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit D:     Subscription Agreement Including Investment Representations, dated July 2, 2010, between the Issuer and Project Viking, LLC (incorporated herein by reference to Exhibit D to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit E:     Proposal Letter to the Issuer’s Board of Governors, dated November 23, 2010 (incorporated herein by reference to Exhibit E to Amendment No. 2 to Schedule 13D filed on December 3, 2010).†

Exhibit F:     Subscription Agreement Including Investment Representations, dated May 19, 2011, between the Issuer and Project Viking, LLC.

†   Certain portions of this exhibit have been redacted and filed on a confidential basis with the Commission pursuant to a request for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Spaces corresponding to the deleted portions and represented by brackets with asterisks [***].

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  May 25, 2011

/s/ Ron Fagen
Roland J. (Ron) Fagen

/s/ Diane K. Fagen
Diane K. Fagen

PROJECT VIKING, LLC

By:	/s/ Ron Fagen

Its:	Chief Manager